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                           June 25, 2021

       C. David Cone
       Executive Vice President and Chief Financial Officer
       Taylor Morrison Home Corporation
       4900 N. Scottsdale Road
       Suite 6000
       Scottsdale, AZ 85251

                                                        Re: Taylor Morrison
Home Corp
                                                            Form 10-K for the
Fiscal Year Ending December 31, 2020
                                                            Filed February 24,
2021
                                                            File No. 001-35873

       Dear Mr. Cone:

               We have reviewed your June 1, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 18, 2021 letter.

       Form 10-K for the Fiscal Year Ending December 31, 2020

       Management's Discussion and Analysis
       Non-GAAP Measures, page 41

   1. We note your response to comment one of our letter dated May 18, 2021. Please tell us why you believe it is
appropriate to exclude the WLH related purchase accounting
                                                        adjustments, from your
non-GAAP measures. Your response should address your
                                                        measures of "adjusted
income before income taxes" and "adjusted EBITDA" on pages 42-
                                                        43 as well as "adjusted
home closings gross margin" on page 48. In your response please tell us how excluding
these purchase accounting adjustments from your non-GAAP
                                                        measures provides
meaningful information to investors and clarify for us how
                                                        management uses these
measures.
 C. David Cone
Taylor Morrison Home Corporation
June 25, 2021
Page 2

       You may contact Babette Cooper at 202-551-3396 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameC. David Cone                         Sincerely,
Comapany NameTaylor Morrison Home Corporation
                                                        Division of Corporation
Finance
June 25, 2021 Page 2                                    Office of Real Estate &
Construction
FirstName LastName